AB 3/29/06

SEC[illegible] 06007002 [illegible]SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-28036

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shields Capital Corporation (d/b/a Shields & Company)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Broadway
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph V. Shields, Jr. (212) 320-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosen Seymour Shapss Martin & Company LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

RECEIVED ... 2006 ... SECTION 213 PROCESSING

PROCESSED JUN 08 2006 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joseph Shields, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shields Capital Corporation (d/b/a Shields & Company), as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

KAREN LEVITAN
Notary Public, State of New York
No. 01LE4782204
Qualified in Kings County
Commission Expires March 30, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors' Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHIELDS CAPITAL CORPORATION
(d/b/a SHIELDS & COMPANY)

FINANCIAL CONDITION
AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2005

WITH
INDEPENDENT AUDITORS' REPORT

SHIELDS CAPITAL CORPORATION
(d/b/a SHIELDS & COMPANY)

YEAR ENDED DECEMBER 31, 2005

CONTENTS

ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Shields Capital Corporation (d/b/a Shields & Company):

We have audited the accompanying statement of financial condition of Shields Capital Corporation (d/b/a Shields & Company) as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Shields Capital Corporation (d/b/a Shields & Company) as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement. The information contained in the accompanying Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Rosen Seymour Shapss Martin & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 8, 2006

757 THIRD AVENUE, NEW YORK, NY 10017-2049 ❖ TEL. (212) 303-1800 ❖ FAX (212) 755-5600 ❖ www.rssmcpa.com

SHIELDS CAPITAL CORPORATION
(d/b/a SHIELDS & COMPANY)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash	$ 203,743
Securities owned, marketable, at market value	367,038
Receivables from and deposits with broker-dealers	302,974
Receivables from related entities and affiliates	503,211
Furniture, equipment and leasehold improvements – at cost, net of accumulated depreciation	253,610
Deferred income taxes, net	111,306
Prepaid expenses and other assets	65,790
Total assets	$ 1,807,672

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 480,293
Payable to broker-dealer	167,442
Total liabilities	647,735
Commitments and contingent liabilities (Note 6)	
Stockholders' equity:	
Common stock, $.001 par value, 2,000,000 shares authorized, 1,085,000 shares issued, 1,077,093 shares outstanding	1,085
Additional paid-in capital	1,352,337
Retained earnings	(180,813)
	1,172,609
Less:	
Treasury stock, 7,907 shares common stock, at cost	(12,672)
Total stockholders' equity	1,159,937
Total liabilities and stockholders' equity	$ 1,807,672

The accompanying notes are an integral part of this financial statement.

SHIELDS CAPITAL CORPORATION
(d/b/a SHIELDS & COMPANY)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2005

1. ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the New York Stock Exchange. The Company's principal line of business is conducting securities transactions for its customers who are located throughout the United States. The Company clears its securities transactions on a fully disclosed basis with other broker-dealers and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, and is not responsible for compliance with Section 4(c) of Regulation T of the Federal Reserve System. There were no liabilities subordinated to the claims of creditors during the year ended December 31, 2005.

2. SIGNIFICANT ACCOUNTING POLICIES

Security Transactions

Security transactions are recorded by the Company on a trade date basis as if they had settled. Securities owned and securities sold, not yet purchased, are stated at quoted market value.

Trade receivables and payables for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are stated at cost and are being depreciated over three, five or seven years which approximates their useful lives, using straight-line and accelerated methods. Leasehold improvements are being amortized using the straight-line method over the term of the related office space lease, which is eleven years. Major expenditures for furniture and equipment and those which substantially increase their useful lives are capitalized; maintenance, repairs, and minor renewals are expensed as incurred.

Income Taxes

No federal income taxes have been provided because the stockholders elected to treat the Company as an "S" Corporation for income tax purposes as provided in the Internal Revenue Code and the applicable state statutes. Accordingly, the Company's income or loss and credits are passed through to the stockholders and combined with their other personal income and deductions to determine taxable income on their individual tax returns. However, some state and local taxing authorities do not recognize this election and the amount of current and deferred taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax assets or liabilities are recognized in the financial statements for the changes in temporary differences between years.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company invests its excess cash in deposits with major financial institutions, money market funds and securities issued by the U.S. and local governments and companies with strong credit ratings, and has established guidelines relative to diversification and maturities that maintain safety and liquidity. Financial instruments that subject the Company to risk of loss include (a) securities owned, (b) receivables and deposits with brokers and dealers; and (c) receivables from related entities and affiliates.

Exchange Membership

The Company has the use of a membership in the New York Stock Exchange (with a market value of approximately $3,500,000 as of December 31, 2005) pursuant to a "Use and Proceeds Agreement" with a stockholder. The Company also leases a second membership in the New York Stock Exchange from an unrelated entity. The transactions reflected in the accompanying financial statements were executed by David V. Shields, registered as a separate broker-dealer with the Securities and Exchange Commission.

3. SECURITIES OWNED

Securities owned, and securities sold, not yet purchased, are stated at current market value and consist of the following types:

	Owned
Mutual funds	$ 42,254
Mortgage-backed securities	59,988
State and municipal obligations	264,796
	$ 367,038

The aggregate cost of securities was $360,109 at December 31, 2005.

SHIELDS CAPITAL CORPORATION
(d/b/a SHIELDS & COMPANY)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2005

4. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Major classes of furniture, equipment and leasehold improvements include the following:

	Life – Years	
Furniture and fixtures	5-7	$ 825,986
Equipment	5-7	414,861
Leasehold improvements	11	282,697
Computer software acquired	3	51,248
		1,574,792
Less accumulated depreciation/amortization		1,321,182
Net furniture, equipment and leasehold improvements		$ 253,610

5. EMPLOYEE BENEFIT PLANS

Employees' Savings and Investment Plan

The Company maintains a 401(k) deferred compensation plan covering all eligible employees who elect to participate in the plan. Participating employees contribute a percentage of their compensation, as defined, into the plan, which is limited to an amount allowable under the Internal Revenue Code. The Company, at its discretion, may also make matching contributions. For the year ended December 31, 2005, the Company elected to contribute 50% of employee contributions up to 4% of their compensation. The Company's contribution to the plan for the year ended December 31, 2005 was $62,889.

Profit-Sharing Plan

The Company also maintains a defined contribution profit-sharing plan which provides retirement benefits for all eligible employees. Eligibility is based on years of service to the Company. The Company's contribution to the plan is at the discretion of the Company's management, and is limited to the amount allowable under the Internal Revenue Code. The Company made no contribution to the plan for the year ended December 31, 2005.

6. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company is obligated under several operating leases for office space and equipment which expire at various dates between June 30, 2006 and November 30, 2008. In January 1997 the Company entered into a noncancellable operating lease for office space. This lease commenced upon the completion of the landlord's renovations to the premises on December 15, 1997 and will expire on November 30, 2008. The lease requires annual payments of $472,890, with no rental payment in the first year. Rental payments commenced in the second year beginning December 15, 1998. The Company also rents additional space under an amendment to this lease which requires annual payments of $35,160. For the year ended December 31, 2004 rent expense was reduced by $7,280 for amortization of amounts accrued in prior years under this lease.

Future minimum annual lease payments for all noncancelable leases for each of the remaining three years are as follows:

Year Ending December 31,	Minimum Lease Payment
2006	$ 575,833
2007	508,050
2008	508,050
	$ 1,591,933

Arbitration Proceedings and Litigation

On May 23, 2005 NASD Dispute Resolution dismissed a claim against the Company in its entirety. The claimant did not challenge this decision within the time permitted to do so.

In 2004 the Company was named the defendant in a state court proceeding in Hillsborough County, Florida. The case is currently in the discovery process. Management and its counsel maintain numerous defenses to this claim, which they intend to vigorously pursue, and expect they will prevail.

7. RELATED PARTY TRANSACTIONS

The Company shares office space with two affiliates related by common ownership. Allocation of expenses to these affiliates is based on management estimates. For the year ended December 31, 2005 expenses aggregating $92,475 were allocated to these affiliates, and at December 31, 2005 receivables from related entities and affiliates aggregated $503,211 and are due on demand.

8. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $205,469 which was $105,469 in excess of its required net capital of $100,000. The Company's net capital ratio was 3.16 to 1.

SUPPLEMENTARY INFORMATION

SHIELDS CAPITAL CORPORATION
(d/b/a SHIELDS & COMPANY)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

NET CAPITAL		
Stockholders' equity		$ 1,159,937
Deductions:		
Nonallowable assets:		
Furniture, equipment and leasehold improvements, net	$ 253,610	
Receivables from related entities and affiliates	503,211	
Prepaid expenses and other assets	65,790	
Deferred income taxes, net	111,306	
		933,917
Other deductions and/or charges		1,500
Net capital before haircuts on securities positions		224,520
Haircuts on securities:		
Trading and investment securities:		
Exempted securities		9,743
Other securities		6,338
Undue concentration		2,970
Net capital		$ 205,469
AGGREGATE INDEBTEDNESS		
Payable to broker-dealer		$ 167,442
Accounts payable, accrued expenses and other liabilities		480,293
Total aggregate indebtedness		$ 647,735
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		$ 100,000
Net capital at 1,500 percent		$ 105,469
Excess net capital at 1,000 percent		$ 85,469
Ratio: aggregate indebtedness to net capital		3.15 to 1

See independent auditors' report.

SHIELDS CAPITAL CORPORATION
(d/b/a SHIELDS & COMPANY)

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION TO THE CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING

AS OF DECEMBER 31, 2005

Net capital, as reported in the Company's Part II unaudited FOCUS Report		$ 213,710
Adjustments affecting Company's ownership equity – increase (decrease):		
Other assets	$ 2,458	
Accounts payable, accrued expenses and other liabilities	(8,120)	
Adjustments affecting nonallowable assets – decrease (increase):		
Other assets	(2,458)	
		(8,120)
Adjustment to haircuts on securities' undue concentration		(121)
Net capital per Schedule I		$ 205,469

See independent auditors' report.